UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32850 / October 4, 2017

_____

In the Matter of   :
                                                                      :
MEDLEY CAPITAL CORPORATION   :
MEDLEY SBIC, LP   :
MEDLEY SBIC GP, LLC   :
MEDLEY LLC   :
MCC ADVISORS LLC   :
MEDLEY CAPITAL LLC   :
MOF II MANAGEMENT LLC   :
MOF III MANAGEMENT LLC   :
MOF II GP LLC   :
MOF III GP LLC   :
MEDLEY CREDIT STRATEGIES GP, LLC   :
MEDLEY OPPORTUNITY FUND III LP   :
MEDLEY OPPORTUNITY FUND II LP   :
MEDLEY CREDIT STRATEGIES (KOC) LLC   :
SIERRA INCOME CORPORATION   :
SIC ADVISORS LLC   :
SIERRA TOTAL RETURN FUND   :
STRF ADVISORS LLC   :
SIERRA OPPORTUNITY FUND   :
SOF ADVISORS LLC   :
                                                                      :
280 Park Avenue, 6th Floor East   :
New York, NY 10017   :
                                                                      :
(812-14778)   :
_____   :

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Medley Capital Corporation, Medley SBIC, LP, Medley SBIC GP, LLC, Medley LLC, MCC
Advisors LLC, Medley Capital LLC, MOF II Management LLC, MOF III Management LLC,
MOF II GP LLC, MOF III GP LLC, Medley Credit Strategies GP, LLC, Medley Opportunity
Fund III LP, Medley Opportunity Fund II LP, Medley Credit Strategies (KOC) LLC, Sierra
Income Corporation, SIC Advisors LLC, Sierra Total Return Fund, STRF Advisors LLC, Sierra
Opportunity Fund, and SOF Advisors LLC filed an application on May 24, 2017 requesting an
order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and

rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would supersede a prior order[1] to permit certain business development companies ("BDCs") and closed-end management investment companies (collectively, the "Regulated Entities") to co-invest in portfolio companies with each other and with affiliated investment funds and accounts.

On September 8, 2017, a notice of the filing of the application was issued (Investment Company Act Release No. 32809). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application that participation by the Regulated Entities in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Medley Capital Corporation, et al. (File No. 812-14778) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary

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[1] Medley Capital Corporation, et al., Investment Company Act Release Nos. 32520 (Mar. 03, 2017) (notice) and 32581 (Mar. 29, 2017) (order).